SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13G*
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                       Retail Opportunity Investments Corp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   76131N101*
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 11 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



*The CUSIP Number for the Company's common shares is 76131N101 and for the warrants is 76131N119.

CUSIP No. 76131N101                13G                    Page 2 of 11 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Level Global Overseas Master Fund, Ltd.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,425,800*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,425,800*
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,425,800*
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.00%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                13G                    Page 3 of 11 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Level Global Investors, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,425,800*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,425,800*
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,425,800*
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.00%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                13G                    Page 4 of 11 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Level Global, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,425,800*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,425,800*
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,425,800*
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.00%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                13G                    Page 5 of 11 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            David Ganek
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,425,800*
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,425,800*
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,425,800*
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.00%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                13G                    Page 6 of 11 Pages
____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Anthony Chiasson
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,425,800*
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,425,800*
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,425,800*
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                8.00%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                13G                   Page 7 of 11 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Retail Opportunity Investments Corp (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 3 Manhattanville Road, Purchase, New York 10577


Item 2(a).     Name of Person Filing:

     This Statement is being filed on behalf of

          (i) Level Global Overseas Master Fund, Ltd., an exempted company incorporated under the laws of the Cayman Islands ("LGMO"), with respect to the shares of Common Stock beneficially owned by it;

         (ii) Level Global Investors, L.P., a Delaware limited partnership (the "Investment Manager") with respect to the shares of Common Stock beneficially owned by LGMO;

        (iii) Level Global, L.L.C., a Delaware limited liability company organized under the laws of the State of Delaware (the "General Partner"), with respect to the shares of Common Stock beneficially owned by the Investment Manager and LGMO;

         (iv) David Ganek, a United States citizen ("Mr. Ganek") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner and LGMO; and

          (v) Anthony Chiasson, a United States citizen ("Mr. Chiasson") with respect to the shares of Common Stock beneficially owned by the Investment Manager, General Partner and LGMO;

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 76131N101                  13G                   Page 8 of 11 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Investment Manager, General Partner, Mr. Ganek and Mr. Chiasson is 888 Seventh Avenue, 27th Floor, New York, NY 10019. The address of the principal business office of LGMO is c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre, Windward 1 Floor, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB - 1209, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).     Citizenship:

     See Item 2(a) above.

Item 2(d).     Title of Class of Securities:

     Common shares, $0.0001 par value per share and warrants convertible into 1 common share per warrant, issue price $0.00 (the common shares together with the warrants, herein referred to as Common Stock).

Item 2(e).  CUSIP Number:

     The CUSIP Number for the Company's common shares is 76131N101 and for the warrants is 76131N119.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     Not applicable.

CUSIP No. 76131N101                  13G                  Page 9 of 11 Pages

Item 4.   Ownership.

The percentages used herein are calculated based upon the 41,519,675 shares of Common Stock issued and outstanding as of December 16, 2009 as reflected in the Company's Form 10-Q filed for the quarter ended September 30, 2009.

                  (i) Level Global Overseas Master Fund, Ltd. has shared
            voting and dispositive powers with respect to 3,425,800* shares of Common Stock which constitutes approximately 8.00% of the Common Stock outstanding as of such date. Level Global Overseas Master Fund, Ltd. does not have sole voting or dispositive powers with respect to such Common Stock.

                  (ii) Level Global Investors, L.P. has shared voting and
            dispositive powers with respect to 3,425,800* shares of Common Stock which constitutes approximately 8.00% of the Common Stock outstanding as of such date. Level Global Investors, L.P. does not have sole voting or dispositive powers with respect to such Common Stock.

                 (iii) Level Global, L.L.C. has shared voting and dispositive powers with respect to 3,425,800* shares of Common Stock which constitutes approximately 8.00% of the Common Stock outstanding as of such date. Level Global, L.L.C. does not have sole voting or dispositive powers with respect to such Common Stock.

                  (iv) David Ganek has shared voting and dispositive powers
            with respect to 3,425,800* shares of Common Stock which constitutes approximately 8.00% of the Common Stock outstanding as of such date. David Ganek does not have sole voting or dispositive powers with respect to such Common Stock.

                   (v) Anthony Chiasson has shared voting and dispositive
            powers with respect to 3,425,800* shares of Common Stock which constitutes approximately 8.00% of the Common Stock outstanding as of such date. Anthony Chiasson does not have sole voting or dispositive powers with respect to such Common Stock.






*This number consists of 2,125,800 common shares and 1,300,000 warrants (convertible into 1 common share per warrant ) of the Company which in the aggregate is approximately 8.00% of the shares outstanding of the Company. There is no change in beneficial ownership since the Schedule 13G filed on October 30, 2009, however the Reporting Persons have elected to file this amended Schedule 13G to indicate the change in percentage ownership of the Reporting Persons resulting from a change in the number of shares outstanding of the Company. Additionally, this amended Schedule 13G indicates the 1,300,000 convertible warrants deemed to be common shares deemed to be outstanding pursuant Rule 13d-3(d)(1)(i) because such common shares may be obtained and beneficially owned upon exercise of warrants currently owned within 60 days. Pursuant to Rule 13d-3(d)(1)(i) the number of shares issued and outstanding assumes that each other warrant holder does not exercise herein within 60 days.

CUSIP No. 76131N101                  13G                  Page 10 of 11 Pages


               Level Global Investors, L.P., Level Global, L.L.C., David Ganek and Anthony Chiasson do not directly own the Common Stock. Pursuant to an investment management agreement, Level Global Investors, L.P. shares all voting and investment powers with respect to the securities held by Level Global Overseas Master Fund, Ltd. Level Global, L.L.C. acts as the general partner of Level Global Investors, L.P. David Ganek and Anthony Chiasson control Level Global Investors, L.P. and Level Global, L.L.C.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 76131N101                 13G                   Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2010

                                      By: Level Global, L.L.C., as general
                                      partner of Level Global Investors, L.P.


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      Level Global Investors, L.P.

                                      By: Level Global, L.L.C., as general
                                      partner of Level Global Investors, L.P.


                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      Level Global, L.L.C.

                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member


                                      David Ganek

                                      By: /s/ David Ganek
                                          -----------------------------------
                                          Name:  David Ganek
                                          Title: Senior Managing Member,
                                          Level Global, L.L.C.

                                       Anthony Chiasson

                                       By: /s/ Anthony Chiasson
                                           --------------------------------
                                           Name:  Anthony Chiasson
                                           Title: Managing Member, Level
                                           Global, L.L.C.